

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

<u>Via E-mail</u>
Ross G. Clarkson
Chief Executive Officer
TransGlobe Energy Corporation
Suite 2300, 250
Fifth Street SW
Calgary, Alberta, Canada T2P 0R4

> **Re:** **TransGlobe Energy Corporation**
> **Annual Report on Form 40-F for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Response dated January 8, 2014**
> **File No. 1-31891**

Dear Mr. Clarkson:

We have reviewed your response letter dated January 8, 2014 as well as your filing and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 40-F filed March 14, 2013</u>

<u>Exhibit 99.1</u>

<u>Annual Information Form</u>

<u>Pre-Approval of Policies and Procedures, page 43</u>

1. While we note your response to our prior comment 1, it is the staff's view that the statement that "[a]ll non-audit services with our auditor…require pre-approval by the Audit Committee" is not fully responsive to Paragraph (10)(5)(i) to General Instruction B to the Form 40-F. That Instruction asks that you "disclose the audit committee's pre-approval policies and procedures." Regardless of whether the Board approves the

proposal as you describe, provide more details on the pre-approval policies and procedures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director